

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

      Re: **Amendment No. 5 to Form 8-K**
            Filed August 19, 2011
            Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed August 19, 2011
            Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed November 10, 2010
            File No. 000-52808

Dear Mr. Zhang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director